Exhibit 12

PS BUSINESS PARKS, INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	2009	2008	2007	2006	2005

Income from continuing operations	$92,021	$84,750	$81,112	$78,504	$75,617
Interest expense	3,552	3,952	4,130	2,575	1,330

Earnings from continuing operations available to cover fixed charges	$95,573	$88,702	$85,242	$81,079	$76,947

Fixed charges(1)	$3,552	$3,952	$4,130	$2,575	$1,330
Preferred stock dividends	17,440	46,630	50,937	47,933	43,011
Preferred partnership distributions	(2,569)	7,007	6,854	11,155	10,651

Combined fixed charges and preferred distributions	$18,423	$57,589	$61,921	$61,663	$54,992

Ratio of earnings from continuing operations to fixed charges	26.9	22.4	20.6	31.5	57.9

Ratio of earnings from continuing operations to combined fixed charges and preferred distributions	5.2	1.5	1.4	1.3	1.4

Supplemental disclosure of Ratio of Funds from Operations (“FFO”) to fixed charges:

	2009	2008	2007	2006	2005

FFO	$163,074	$131,558	$122,405	$106,235	$102,608
Interest expense	3,552	3,952	4,130	2,575	1,330
Net income allocable to noncontrolling interests — preferred units	(2,569)	7,007	6,854	11,155	10,651
Preferred stock dividends	17,440	46,630	50,937	47,933	43,011

FFO available to cover fixed charges	$181,497	$189,147	$184,326	$167,898	$157,600

Fixed charges(1)	$3,552	$3,952	$4,130	$2,575	$1,330
Preferred stock dividends(2)	44,662	50,858	50,937	44,553	43,011
Preferred partnership distributions(2)	5,848	7,007	6,854	9,789	10,350

Combined fixed charges and preferred distributions paid	$54,062	$61,817	$61,921	$56,917	$54,691

Ratio of adjusted FFO to fixed charges	51.1	47.9	44.6	65.2	118.5

Ratio of adjusted FFO to combined fixed charges and preferred distributions paid	3.4	3.1	3.0	2.9	2.9

(1)	Fixed charges include interest expense.

(2)	Excludes the effect of redemption/repurchase of preferred equity.